Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Six Months Ended June 30,
2019
Earnings:
Income before income taxes	$165,708
Add: Fixed Charges	44,025
Add: Amortization of capitalized interest	114
Add: Loss from joint venture, net	31
Less: Interest capitalized	2,541
Total earnings	$207,337

Fixed charges:
Interest costs(1)	$41,566
Interest factor of operating lease expense(2)	2,459
Total fixed charges	$44,025

Ratio of earnings to fixed charges(3)	4.71

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.